                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 TV Filme, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    873071104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Douglas M. Karp
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  July 14, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

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                                  SCHEDULE 13D



------------------------------                    ------------------------------
CUSIP No.   873071104                             Page 2 of 12 Pages
------------------------------                    ------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Investors, L.P.                         I.D. #13-3549187
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                      (b)[ ]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             4,937,008
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                             0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         4,937,008

---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     4,937,008
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.6%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



--------------------------------                          ----------------------
CUSIP No.       873071104                                 Page 3 of 12 Pages

--------------------------------                          ----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                  I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                      (b)[ ]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             4,937,008
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         4,937,008
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     4,937,008
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.6%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



------------------------------------                 ---------------------------
CUSIP No.     873071104                              Page 4 of 12 Pages
------------------------------------                 ---------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                          I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             4,937,008
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         4,937,008
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     4,937,008
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.6%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Investors"), Warburg, Pincus & Co., a New York general partnership ("WP") and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, par value $0.01 per share (the "Common Stock") of TV Filme, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is c/o ITSA Intercontinental Telecomunicacoes, Ltda., SCS, Qudra 07-B1.A, SALA 601, 70.300-911 Brasilia-DF, Brazil.

Item 2.  Identity and Background.

          (a) This statement is filed by Investors, WP and EMW. The sole general partner of Investors is WP. EMW manages Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 20% interest in the profits of Investors. Investors, WP and EMW are hereinafter collectively referred to as the "Reporting Entities." The general partners of WP and the members of EMW are described in
Schedule I hereto.

          (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

          (c) The principal business of Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Investors, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The principal business of EMW is acting as manager of Investors, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P.

          (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          The total amount of funds required by Investors to purchase the Securities (as defined below), was approximately $18,501,404 and was furnished from the working capital of Investors.

Item 4.  Purpose of Transaction.

          The Reporting Entities acquired Common Stock and warrants to purchase shares of Common Stock (the "Securities") in the Company in a series of private equity placements in 1994, 1995 and 1996, prior to the Company's initial public offering of Common Stock in July 1996 (the "Initial Public Offering"). Immediately after the Initial Public Offering, the Reporting Entities beneficially owned 4,530,708 shares of Common Stock. As a result of a series of subsequent open market purchases, as of July 14, 1998 (the date of the event which requires the filing of this Schedule 13D), the Reporting Entities beneficially owned an aggregate of 4,837,008 shares of Common Stock and as of July 15, 1998, the Reporting Entities beneficially owned an aggregate of 4,937,008 shares of Common Stock. The purchases by Investors of the Securities were effected because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. Douglas M. Karp, a general partner of WP and Managing Director and member of EMW, has served on the Company's Board of Directors since its incorporation in April 1996. Gary D. Nusbaum, a general partner of WP and Managing Director and member of EMW, served on the Company's Board of Directors since its incorporation in April 1996 until April 1997. David E. Libowitz, a general partner of WP and Managing Director and member of EMW, served on the Company's Board of Directors from April 1997 until June 1998. Each of Messrs. Karp, Nusbaum and Libowitz disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock beneficially owned by Investors. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board.

          The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

          None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          (a) As of July 15, 1998, Investors beneficially owned 4,937,008 shares of Common Stock. By reason of their respective relationships with Investors, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Investors beneficially owns. As of July 15, 1998, 4,937,008 shares of Common Stock represented approximately 45.6% of the outstanding shares of Common

Stock, based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 1998.

          (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Common Stock held by Investors.

          (c) In addition to the shares of Common Stock owned by Investors immediately after the Initial Public Offering, Investors has made certain recent open market purchases of Common Stock, which purchases are reflected in Schedule II hereto.

          (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which agreement is incorporated herein by reference to Exhibit 3 of the Original
Schedule 13D.

          The information set forth in Item 4 above is incorporated herein by reference.

          Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

          By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

         Joint Filing Agreement, dated as of July 23, 1998, by and among the Reporting Entities.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  July 23, 1998                       WARBURG, PINCUS INVESTORS, L.P.

                                            By: Warburg, Pincus & Co.,
                                                   General Partner



                                            By: /s/ Stephen Distler
                                                  Partner


Dated:  July 23, 1998                       WARBURG, PINCUS & CO.



                                            By: /s/ Stephen Distler
                                                Partner


Dated:  July 23, 1998                       E.M. WARBURG, PINCUS & CO., LLC



                                            By: /s/ Stephen Distler
                                                Member